Exhibit 4.8

EUPRAXIA PHARMACEUTICALS INC.

2025 OMNIBUS INCENTIVE PLAN

Deferred Share Unit Award Agreement (the “Agreement”)

Eupraxia Pharmaceuticals Inc. (the “Company”) has granted the following Deferred Share Units (the “DSUs”) to the executive named below (the “Participant”), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the Eupraxia Pharmaceuticals Inc. 2025 Omnibus Incentive Plan (the “Plan”).

Name of Participant:

Effective Date of Agreement: [Month] [Day], 202__

DSUs Awarded to Participant under the Agreement
Date of Grant	[Month] [Day], 202__
Fair Market Value of Shares at Date of Grant	$∎
Number of DSUs Awarded	∎
Value of DSUs on Date of Grant	$∎

By signing this Agreement, the Participant hereby acknowledges and agrees to the following:

1.	All capitalized terms used in this Agreement will have the same meaning as in the Plan unless otherwise defined in this Agreement.

2.

Pursuant to the Plan and in respect of the services provided to the Company or an Affiliate by the Participant, effective as of the date of grant, the Company has granted the Participant the number of DSUs as set forth in the table above, and the value of the Participant’s DSUs is based on the Fair Market Value of a Share on the date of grant.

3.

All DSUs granted to the Participant under this Agreement will be immediately vested as of the date of grant of the DSUs. Any additional DSUs granted to the Participant as Dividend Equivalents pursuant to Section 9(b) of the Plan (“Dividend Equivalent DSUs”) in respect of the Participant’s DSUs will be immediately vested as of the date on which such Dividend Equivalent DSUs are granted to the Participant. The Dividend Equivalent DSUs granted to the Participant will be treated in the same manner as the DSUs granted to the Participant under this Agreement for the purposes of paragraphs 4, 5, 6, 7, 8 and 9 of this Agreement, and all references to DSUs therein will include the Dividend Equivalent DSUs.

4.

The Participant will not be permitted to redeem the DSUs granted to the Participant under this Agreement until the Participant’s “Termination Date”. The “Termination Date” will mean the earlier of (i) the date of the Participant’s cessation of any employment and/or engagement with the Company or an Affiliate (i.e., the Participant will have ceased to be an employee, director or consultant of the Company or an Affiliate) or (ii) the date of the Participant’s death.

5.	The value of DSUs granted to the Participant is based on the Fair Market Value of the Shares on the date of grant and therefore is not guaranteed.

6.

No funds will be set aside by the Company to guarantee the payment of the DSUs granted to the Participant under this Agreement. The Participant’s DSUs will remain an unfunded liability recorded on the books of the Company.

7.

Following the Participant’s Termination Date, the Participant (or the Participant’s beneficiary, if applicable) may elect (i) a single date for the redemption of the Participant’s DSUs, or (ii) two separate dates for the redemption of the Participant’s DSUs, specified in whole percentages or number of DSUs on each date (such date or dates being an “Entitlement Date”). No Entitlement Date elected by the Participant (or the Participant’s beneficiary, if applicable) will be before the Participant’s Termination Date or later than December 15 of the calendar year following the year in which the Participant’s Termination Date occurs. Where the Participant (or the Participant’s Beneficiary, if applicable) does not elect a particular date or dates for the redemption of the Participant’s DSUs, the Entitlement Date for the Participant’s DSUs will be December 15 of the year following the year in which the Participant’s Termination Date occurs.

8.

The value of the DSUs redeemed by the Participant (or the Participant’s beneficiary, if applicable) on an Entitlement Date pursuant to paragraph 7 of this Agreement will, after deduction of any applicable taxes and other source deductions in accordance with Section 16(c) of the Plan, be paid to the Participant (or the Participant’s beneficiary, if applicable), as a lump sum cash payment, in Shares or a combination thereof, as determined by the Company in its sole discretion, as soon as reasonably practicable following the Entitlement Date.

9.

The Participant consents to the holding and processing of personal data provided by the Participant to the Company or an Affiliate to any third party service provider for all purposes relating to the operation of the Plan, including (i) administering and maintaining records of the Participant, (ii) providing information to the Company or an Affiliate, their agents and any third party administrators of the Plan, and (iii) providing information to future purchasers of the Company, any Affiliate or the business in which the Participant works.

10.

This Agreement will be binding upon the Participant (and the Participant’s Beneficiary, if applicable) and the legal representatives of the Participant’s estate and any other person who acquires the Participant’s rights in respect of the DSUs granted to the Participant under the Agreement. In the event of any conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan will govern.

11.	This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

DATED as of the ____ day of ______________, 202__

The Participant, [insert name of Participant], hereby acknowledges and accepts the terms governing the grant of DSUs as set out above and confirms and acknowledges that the Participant has received, read and understood the terms, conditions and restrictions of the Agreement and the Provisions of the Plan. The Participant also confirms and acknowledges that the Participant has not been induced to enter into this Agreement by expectation of employment or continued employment with the Company or any Affiliate.

[Participant]